Mail Stop 3561

March 5, 2010

Emil J. Fanelli
Chief Accounting Officer
Superior Industries International, Inc.
7800 Woodley Avenue
Van Nuys, CA 91406

Re: Superior Industries International, Inc.
File No. 001-06615
Form 10-K: For the fiscal year ended December 28, 2008
Form 10-Q: For the quarterly period ended September 27, 2009

Dear Mr. Fanelli:

We have completed our review of your Form 10-K and the related filing and have no further comments at this time.

Sincerely,

Lyn Shenk
Branch Chief